EXHIBIT 99.1



PRESS RELEASE                   FRIDAY, SEPTEMBER 22, 2000 11:41:00 AM EST

                                AMSTERDAM, The Netherlands, Sep 22, 2000
                                (BUSINESS WIRE) -- Telecom Founders B.V., a
                                Dutch company and a shareholder of Versatel
                                Telecom International N.V. (Versatel), has informed Versatel that it has decided to cancel its function as administrator of depositary receipts in Versatel. As a result, the depositary receipts in Versatel issued by Telecom Founders will be canceled and the underlying shares will be held directly by the "former depositary receipts holders", which include officers and directors of Versatel.

                                About Versatel Telecom International N.V.

                                Versatel Telecom International N.V. based in
                                Amsterdam, is a rapidly growing,
                                facilities-based, competitive local access broadband network operator focused on The Netherlands, Belgium and Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 42,500 business customers and 1,400 employees. Versatel is currently building a broadband network that will use the latest network technology to provide business customers with high bandwith voice, data and Internet services. In addition to the CLEC, Versatel group includes VersaPoint, a 50/50 joint venture with US-based NorthPoint (www.northpoint.net), which is building a pan-European high-speed DSL Internet access network and Versatel Internet Group a concentration of consumer and business ISPs, portals, and hosting companies. Versatel is a publicly traded company on the Amsterdam Stock Exchanges and Nasdaq National Market under the symbol "VRSA". News and information are available at www.versatel.com.

                                Note to Editors: The Versatel brand is a registered trademark of Versatel Telecom International NV.

                                CONTACT: Versatel Telecom International
                                         Mark Lazar
                                         Vice President Investor Relations
                                         Tel: +31-20-750-1079
                                         E-mail: mark.lazar@Versatel.nl


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